Filed by Hewitt Associates, Inc.

pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Hewitt Associates, Inc.

Commission File No.: 001-31351

Equity Q&As

Q.	How does the transaction work?
A.	Aon has offered $50 per share of Hewitt stock. Both Hewitt and Aon shareholders must approve the deal. We expect this to occur sometime in November.

Q.	What will happen to my unvested Restricted Stock Units (RSUs)?
A.	On the effective date the deal closes (anticipated sometime in November), all RSUs will become fully vested shares of Hewitt common stock.
A.	These Hewitt common shares will then be paid out in a mix of cash and Aon stock. For each Hewitt share, you will receive consideration equal to $25.61 cash plus 0.6362 shares of Aon stock for each Hewitt share. The final value of your equity will fluctuate with the value of Aon stock.
A.	The vesting of RSUs is a taxable event. As is the process for RSU vesting that has occurred in the past, a portion of the shares that vest will be withheld to cover the tax liability in the US and many countries. (Tax impact and withholding will vary based on the country in which you are located).
A.	We are working with Aon along with Morgan Stanley Smith Barney to further define the process for converting Hewitt RSUs, including the timing thereof. More details will be communicated in the coming weeks.

Q.	What will happen with my vested restricted stock units?
A.	Between now and closing, as a Hewitt shareholder, you will have the opportunity to choose one of three considerations:
1.	Mix of $25.61 cash plus 0.6362 shares of Aon stock for each Hewitt share
2.	The same value paid in 100% cash
3.	The same value paid in 100% Aon stock
A.	Shareholders that elect to receive 100% stock or 100% cash may be subject to a pro rata adjustment under certain circumstances that will affect the mix of consideration they receive but not the value. More details concerning the election process will be provided in the coming weeks.

Q.	What will happen to my stock options?
A.	On the effective date the deal closes, all unvested stock options will become fully vested and exercisable.
A.	If you are a stock option holder, 100% of your outstanding Hewitt stock options must be converted to options to purchase Aon stock. The number of Aon options and their strike price will be adjusted in order to maintain the option spread immediately before and after the closing of the merger. In other words, if your Hewitt options have a $25,000 “in-the-money” value before the closing, they will have the same $25,000 “in-the-money” value after the closing. The accelerated vesting and conversion to Aon options are not taxable events.
A.	We are working with Aon along with Morgan Stanley Smith Barney to further define the process for converting Hewitt stock options, including the timing thereof. More details will be communicated in the coming weeks.

Q.	What will happen for the Band 6 Cash LTI program?
A.	The Band 6 Cash LTI awards will become fully vested on the effective date the deal closes. Like RSUs, Cash LTI awards will be taxable. The administration of this process will be further defined with our plan record keeper and more details will follow in the coming weeks.

Q.	Can I sell my stock between the announcement and the close?
A.	As a general matter, the pending transaction, once announced, will not affect your ability to sell your stock. You will, however, continue to be subject to Hewitt’s general policies concerning stock sales, including blackout policies and general restrictions on sales, when you are in possession of material undisclosed information.

Q.	What will happen to my FY10 annual bonus?
A.	We expect that the transaction will close after Hewitt’s fiscal year and bonus measurement period has ended (September 30, 2010). Therefore, all current performance and bonus plans will remain in effect and performance against defined metrics and goals will be used to determine payouts for the current fiscal year.

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Safe Harbor Statement

This communication contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of stockholders of Hewitt Associates, Inc. (“Hewitt”) to approve the proposed merger; the failure of the stockholders of Aon Corporation (“Aon”) to approve the issuance of Aon common stock to Hewitt stockholders; the risk that the Aon and Hewitt businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; general economic conditions in different countries in which Aon and Hewitt do business around the world; changes in global equity and fixed income markets that could affect the return on invested assets; fluctuations in exchange and interest rates that could influence revenue and expense; rating agency actions that could affect Aon’s ability to borrow funds; funding of Aon’s various pension plans; changes in the competitive environment; changes in commercial property and casualty markets and commercial premium rates that could impact revenues; the outcome of inquiries from regulators and investigations related to compliance with the U.S. Foreign Corrupt Practices Act and non-U.S. anti-corruption laws; the impact of investigations brought by U.S. state attorneys general, U.S. state insurance regulators, U.S. federal prosecutors, U.S. federal regulators, and regulatory authorities in the U.K. and other countries; the impact of class actions and individual lawsuits including client class actions, securities class actions, derivative actions and ERISA class actions; the cost of resolution of other contingent liabilities and loss contingencies; and the ability to realize the anticipated benefits to Aon of the Benfield merger. Further information concerning Aon, Hewitt, and their business, including factors that potentially could materially affect Aon’s and Hewitt’s financial results, is contained in Aon’s and Hewitt’s filings with the Securities and Exchange Commission (the “SEC”). See Aon’s and Hewitt’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2009 and September 30, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Aon nor Hewitt undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval. This communication is being made in respect of the proposed transaction involving Aon and Hewitt. In connection with the proposed transaction, Aon and Hewitt will be filing documents with the SEC, including the filing by Aon of a registration statement on Form S-4, and Aon and Hewitt intend to mail a joint proxy statement regarding the proposed merger to their respective stockholders that will also constitute a prospectus of Aon. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed by either Aon or Hewitt with the SEC when they become available because they will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Aon by directing a request to Aon at Aon Corporation, 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations, and by accessing Hewitt’s website at www.hewitt.com under the heading “Investor Relations” and then under the link “Reports & SEC Filings” and from Hewitt by directing a request to Hewitt at Hewitt Associates, Inc., 100 Half Day Road, Lincolnshire, Illinois 60069, Attention: Investor Relations.

Aon and Hewitt and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2010. You can find information about Hewitt’s directors and executive officers in its definitive proxy statement filed with the SEC on December 16, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Aon and Hewitt using the contact information above.